UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                                Amendment #4

                 Under the Securities Exchange Act of 1934


                                Caneum, Inc.
                              (Name of Issuer)


                       Common Stock, par value $.001
                      Options to Purchase Common Stock
                       (Title of Class of Securities)


                                137515 10 2
                               (CUSIP Number)


                              Robert F. Mitro
                              348 Bean Avenue
                            Los Gatos, CA  95030
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                                July 7, 2008
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box. [ ]

CUSIP No.  137515 10 2

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Robert F. Mitro

2.   Check the Appropriate Box if a Member of a Group  (a) _____
                                                       (b)   X

3.   SEC Use Only

4.   Source of Funds     PF and OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

     Not Applicable

6.   Citizenship or Place of Organization         United States

Number of Shares Beneficially Owned by Each Reporting Person With
     7.   Sole Voting Power        600,000(See Item 5)
     8.   Shared Voting Power      834,611(See Item 5)
     9.   Sole Dispositive Power   600,000(See Item 5)
     10.  Shared Dispositive Power 834,611(See Item 5)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,434,611 shares (See Item 5)

12.  Check if the Aggregate Amount in Row 11. Excludes Certain Shares

     Not Applicable

13.  Percent of Class Represented by Amount in Row 11.

     12.5% (1) (See Item 5)

14.  Type of Reporting Person

     IN

     (1) Based on 10,866,866 shares of common stock, par value $.001, outstanding on August 14, 2008, as reported by the Issuer on its Form 10-Q for the period ended June 30, 2008.

CUSIP No.  137515 10 2

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     The Robert F. Mitro Living Trust dated 4/25/03

2.   Check the Appropriate Box if a Member of a Group  (a) _____
                                                       (b)   X

3.   SEC Use Only

4.   Source of Funds     OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

     Not Applicable

6.   Citizenship or Place of Organization         California

Number of Shares Beneficially Owned by Each Reporting Person With
     7.   Sole Voting Power         -0-
     8.   Shared Voting Power       834,611(See Item 5)
     9.   Sole Dispositive Power    -0-
     10.  Shared Dispositive Power  834,611(See Item 5)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     834,611 shares

12.  Check if the Aggregate Amount in Row 11. Excludes Certain Shares

     Not Applicable

13.  Percent of Class Represented by Amount in Row 11.

     7.3% (1)

14.  Type of Reporting Person (See Instructions)

     OO (trust)

     (1) Based on 10,866,866 shares of common stock, par value $.001, outstanding on August 14, 2008, as reported by the Issuer on its Form 10-Q for the period ended June 30, 2008.

Item 1.   Security and Issuer

     Common stock, par value $.001
     Caneum, Inc., a Nevada corporation
     3101 West Coast Highway
     Suite 400
     Newport Beach, CA 92663-4401

Item 2.   Identity and Background

     (a)  Robert F. Mitro
     (b)  348 Bean Avenue
          Los Gatos, CA  95030
     (c)  Director of Caneum, Inc.
          3101 West Coast Highway
          Suite 400
          Newport Beach, CA 92663-4401
     (d)  No - Not Applicable
     (e)  No - Not Applicable
     (f)  United States

     (a)  The Robert F. Mitro Living Trust dated 4/25/03
     (b)  348 Bean Avenue
          Los Gatos, CA  95030
     (c)  Not Applicable
     (d)  No - Not Applicable
     (e)  No - Not Applicable
     (f)  California

Item 3.   Source and Amount of Funds or Other Consideration

     Mr. Mitro acquired 225,000 shares of common stock in 2003 for accepting appointment as a director of the Issuer for a total price of $225 using his personal funds. He also purchased 186,666 shares for an aggregate purchase price of $140,000 in three private offerings by the Issuer using his personal funds between 2003 and 2004. He received 6,049 shares as an annual bonus pursuant to an employment agreement with the Issuer in 2004. From January 2005 through October 2006, he received a total of 116,896 shares pursuant to his consulting agreement with the Issuer. On July 7, 2008, Mr. Mitro received 150,000 shares for additional advisory services to the Issuer that vest one-fourth quarterly beginning June 30, 2008.

     Options were granted in 2003 for performance of Mr. Mitro and vested on a quarterly basis. In March 2006, Mr. Mitro exercised 150,000 options for an aggregate price of $82,500, using personal funds.

     All of the shares were subsequently issued in the name of the living trust.

Item 4.   Purpose of Transaction

     The shares of common stock were issued to Mr. Mitro as an investment in the Issuer by Mr. Mitro and for job performance. The options were granted as compensation for performance by Mr. Mitro. The Reporting Persons have no present plan or proposal which would relate to or would result in any of the events listed below:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
     (e) Any material change in the present capitalization or dividend policy of the Issuer;
     (f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;
     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter dealer quotation system of a registered national securities association;
     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
     (j)  Any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer

     (a) Together the Reporting Persons beneficially own a total of 1,434,611 shares, representing 12.5%.
     (b) Mr. Mitro has sole voting and dispositive power over 600,000 shares which represent shares underlying options.

          Mr. Mitro and the trust share voting and dispositive power over 834,611 shares, which includes 150,000 shares granted that vest one-fourth every quarter beginning June 30, 2008.

          All calculations for percentages and totals include all of the shares and options as if fully vested.

     (c) Mr. Mitro received 150,000 shares on July 7, 2008, for additional advisory services to the Issuer. The shares were subsequently issued in the name of the living trust.
     (d)  Not applicable
     (e)  Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Not Applicable

Item 7.   Material to Be Filed as Exhibits

     None

                                  Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 17, 2008                    Date:  September 17, 2008

/s/ Robert F. Mitro                          /s/ Robert F. Mitro
Robert F. Mitro                              Robert F. Mitro, Trustee
                                             The Robert F. Mitro Living Trust


         Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)